Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 8, 2011
Relating to Preliminary Prospectus Supplement dated September 8, 2011
Registration No. 333-156251
Associated Banc-Corp
$130,000,000 Re-Opening of 5.125% Senior Notes Due 2016
Pricing Term Sheet

Issuer:	Associated Banc-Corp
Security Ratings*:	Baa1/BBB-/BBB- (Moody’s/Fitch/S&P)
Security Type:	Senior Notes
Principal Amount:	$130,000,000 (Re-Opening, Total Outstanding to be $430,000,000)
Net Proceeds (before expenses and other fees)(1):	$138,317,345.83
Maturity:	March 28, 2016
Coupon:	5.125%
Price to Public:	104.499% of face amount, plus accrued interest from and including March 28, 2011
Benchmark Treasury:	1% due August 31, 2016
Benchmark Treasury Price and Yield:	100-21¼; 0.863%
Spread to Benchmark Treasury:	+315 basis points
Yield to Maturity:	4.031%
Interest Payment Dates:	March 28 and September 28, commencing September 28, 2011
Redemption Provisions:
Redemption Date / Terms	February 28, 2016 / Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. Issuer shall provide 10 to 60 calendar days notice of redemption to the registered holder of the notes.
Trade Date:	September 8, 2011
Settlement Date:	September 13, 2011 (T+3)
CUSIP/ISIN:	045488 AC7/US045488AC77
Book-Running Manager:	Goldman, Sachs & Co.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(1)	Associated Banc-Corp will also pay to the underwriter a fee of 0.414% per note, and $538,200 in the aggregate.

The following table sets forth the following capital ratios on an actual basis as of June 30, 2011 and as adjusted to give effect to this offering.

	Actual as of	As adjusted for
	June 30, 2011	notes issuance
Tier 1 common equity to risk-weighted assets(1)	12.61%	12.61%
Tier 1 risk-based capital ratio	16.03%	16.03%
Total risk-based capital ratio	17.50%	17.50%

(1)	Tier 1 common capital ratio = Tier 1 capital excluding qualifying perpetual preferred stock and qualifying trust preferred securities divided by risk-weighted assets. This is a non-GAAP financial measure.
     The issuer has filed a registration statement (including a preliminary prospectus supplement dated September 8, 2011 and an accompanying prospectus dated December 17, 2008) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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